Exhibit 99.2

ABILITY INC.

Registrar number: 303448

To	Israel Securities Agency	Tel Aviv Stock Exchange Ltd.	Tav097 (public)	Transmitted via Magna: 10/02/2021
	www.isa.gov.il	www.tase.co.il		Reference:2021-01-017032

Immediate Report on the List of Senior Officeholders

Regulation 34 (d) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Officeholder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

Below is the List of the Senior Office Holders and the Alternate Directors of the Corporation as of 10/02/2021

No.	Name	Type and ID number	Title	Date of Appointment/Classification	Member of Committees of the Board of Directors
1	Anatoly Hurgin Name in English as it appears in the passport: Anatoly Hurgin	ID number 306908641	Chairman of the Board of Directors and CEO Has accounting and financial expertise No	Date of appointment Date of classification as Independent Director	Audit Committee: No Balance Sheet Committee: No Remuneration Committee: No Additional Committees: No
2	Alexander Aurovsky Name in English as it appears in the passport: Aurovsky Alexander	ID number 306345687	Other Chief Technology Officer and Director Has accounting and financial expertise No	Date of appointment Date of classification as Independent Director	Audit Committee: __ Balance Sheet Committee: __ Remuneration Committee: __ Additional Committees:
3	Maya Sadrina Name in English as it appears in the passport: Maya Sadrina	ID number 061005724	External Director Has accounting and financial expertise Yes	Date of appointment February 26, 2020 Date of classification as Independent Director	Audit Committee: No Balance Sheet Committee: No Remuneration Committee: No Additional Committees: No
4	Amir Ariel Name in English as it appears in the passport: Amir Ariel	ID number 024162059	External Director Has accounting and financial expertise Yes	Date of appointment February 9, 2021 Date of classification as Independent Director	Audit Committee: No Balance Sheet Committee: No Remuneration Committee: No Additional Committees: No
5	Evyatar Cohen Name in English as it appears in the passport: Evyatar Cohen	ID number 025104464	Chief Financial Officer Has accounting and financial expertise	Date of appointment Date of classification as Independent Director	Audit Committee: __ Balance Sheet Committee: __ Remuneration Committee: __ Additional Committees:

Explanation:

1. Insofar as a senior officeholder is a member of one or more of the committees of the Board of Directors, the name of the committee or the committees should be specified.

2. A balance sheet committee is the committee that examines the financial statements according to the Companies Regulations (Instructions and Provisions Regarding the Procedure for the Approval of the Financial Statements), 5770-2010.

Details of the Signatories on behalf of the Corporation:

	Name of Signatory	Position
1	Evyatar Cohen	Chief Financial Officer ----------------------------

Explanation: pursuant to Regulation 5 of the Periodic and Immediate Reports Regulations (5730-1970), a report submitted under said regulations must be undersigned by Corporate Signatories. Staff position on this matter may be found on the Authority's website: click here.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference)

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: December 31, 2020

Abbreviated Name: Ability

Address: 14 Yad Harutzim St., Tel Aviv 6770007                    Telephone: +972-3-687 9777, Fax: +972-3-537 6483

Email: evyatar@profinance.co.il                    Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrei Their Job Title: External Legal Consultant Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016 Telephone: +972-3-6400600 Fax: +972-3-640 0650 Email: ayanai@barlaw.co.il